6190 Agronomy Road 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE          NASDAQ: CRME          TSX: COM

CARDIOME TO TRADE ON NASDAQ

Vancouver, Canada, June 29, 2004 Cardiome Pharma Corp ("Cardiome" or the "Company') today announced that it has received notice from the NASDAQ Stock Market, Inc. that the common shares of Cardiome will begin trading on the NASDAQ National Market under the symbol "CRME" on July 6, 2004. Cardiome shares will continue to trade on the Toronto Stock Exchange (TSX) in addition to NASDAQ. The Company indicated that it intends to maintain the dual listing for the foreseeable future.

"NASDAQ is clearly the premier exchange for biotech companies and we are pleased to begin trading on the world's leading technology equity market." stated Doug Janzen, Chief Financial Officer of Cardiome. "The NASDAQ National Market listing will increase Cardiome's liquidity for US shareholders, and will help introduce Cardiome to a broader base of US institutional and retail investors."

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome's lead antiarrhythmic product, RSD1235, is designed to be an acute-use, intravenous administration treatment for atrial fibrillation (AF), a condition in which the atria of the heart beat rapidly and erratically. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of AF. Cardiome initiated two phase 3 studies for intravenous RSD1235 in August of 2003 and March 2004 respectively. Cardiome expects to initiate clinical studies for the chronic oral therapy of AF by the end of 2004.

Cardiome's lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body's needs. Oxypurinol sensitizes cardiac muscle cells to intracellular calcium, leading to increased cardiac oxygen-use efficiency. Cardiome believes that increasing this efficiency will improve the clinical outcomes for CHF patients. Oxypurinol is currently in a Phase 2 clinical trial.

Cardiome also has a program applying its congestive heart failure product, oxypurinol, for the treatment of allopurinol-intolerant gout.

Further information about Cardiome can be found at www.cardiome.com.

FOR FURTHER INFORMATION:
Don Graham
Director of Corporate Communication
(604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Robert Rieder"

President & Chief Executive Officer